UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SSR MINING INC.

(Exact name of registrant as specified in its charter)

British Columbia

(State or Other Jurisdiction of Incorporation)

001-35455

(Commission File Number)

98-0211014

(I.R.S. Employer Identification No.)

6900 E. Layton Ave., Suite 1300, Denver, Colorado USA 80237

(Address of principal executive offices) (zip code)

Eric Gunning

(303) 292-1299

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,     .

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 Exhibit

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

SSR Mining Inc., a British Columbia corporation (the “Company”), is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2025 to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on the Company’s website at https://www.ssrmining.com/corporate_responsibility/, or on the Government of Canada’s website at https://natural-resources.canada.ca/minerals-mining/services-mining-industry/extractive-sector-transparency/links-estma-reports. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit Number	Description of Exhibit
2.01	Extractive Sector Transparency Measures Act - Annual Report for the year ended December 31, 2025.
104	Cover Page Interactive Data File (embedded within the XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SSR Mining Inc.

By:	/s/ Eric Gunning
Name:	Eric Gunning
Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: August 12, 2026